UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

R.H. Donnelley Corporation
(Name of Subject Company (Issuer))
R.H. Donnelley Corporation
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $1.00 Per Share,
and Stock Appreciation Rights Having an Exercise Price Per Share of $10.00 or More
granted under the Company’s following Plans (including assumed plans):
R.H. Donnelley Corporation 1991 Key Employees’ Stock Option Plan
R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan
R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan
Dex Media, Inc. 2004 Incentive Award Plan
Dex Media, Inc. 2002 Incentive Award Plan
R.H. Donnelley Corporation 2001 Partnershare Plan
R.H. Donnelley Corporation 1998 Partnershare Plan
Business.com, Inc. 2004 Stock Option Plan
(Title of Class of Securities)
74955W307
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark W. Hianik
Senior Vice President, General Counsel
and Corporate Secretary
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Telephone: (919) 297-1600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note
On April 14, 2008, R.H. Donnelley Corporation (the “Company”) filed with the Securities and Exchange Commission on Schedule 14A definitive proxy materials in connection with its Annual Meeting of Stockholders. The proxy materials included a proposal for stockholders to approve a program under which the Company’s current employees will be permitted to surrender certain presently outstanding stock options and stock appreciation rights (“SARs”), with exercise prices of $10.00 per share or more, in exchange for fewer new SARs, with new vesting requirements and an exercise price equal to the fair market value of our common stock on the grant date (the “Exchange Program”).
On May 15, 2008, the Company’s stockholders approved the Exchange Program, and the Company issued a letter to that effect to certain of its employees. That letter is attached as Exhibit 99.1 hereto.
Tender offer statement
This is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender will be included in the Schedule TO and related materials, which would be mailed to holders of options and stock appreciation rights promptly following commencement of the offer. Holders of options and SARs should read carefully such materials when they are available because they will contain important information. Holders of options and SARs may obtain free copies, when available, of such materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, holders of options and SARs also may obtain a copy of these documents, free of charge, from the Company.

Exhibit Index

Exhibit No.

99.1	Letter to Employees regarding stockholder approval of the Exchange Program

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